# Fax

RECEIVED
2008 MAY 22 A 8:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

| | | | |
|---|---|---|---|
| **To:** | Securities and Exchange Commission | **Fax (to):** | 001 202 772 9207 |
| **From:** | Simon Maynard | **Date:** | 20 May 2008 |
| **Pages:** | 3 incl. | | |
| **Subject:** | Liberty International PLC<br>Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934<br><br>File No. 82-34722 | | |

Please find attached an announcement that was made on the London Stock Exchange today.

Regards,

Simon Maynard
Company Secretarial Assistant

SUPPL

08002744

PROCESSED
E MAY 27 2008
THOMSON REUTERS

5/22



17710v1

LIBERTY
INTERNATIONAL

May 20, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

**Re: Liberty International PLC**
**Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**
**File No. 82-34722**

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Transaction in Own Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Simon Maynard at +44 (0) 20 7960 1236.

Yours faithfully,

Simon Maynard
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC

20 May 2008

Transaction in Own Shares

Liberty International PLC announces that it has today purchased through Merrill Lynch International 100,000 ordinary shares at an average price of 893.5 pence per share.

The purchased shares will all be held in treasury. Following the above purchase and non-cancellation of such equity shares, Liberty International PLC will hold 800,000 ordinary shares in treasury and a total of 361,972,673 ordinary shares will remain in issue (excluding the treasury shares referred to above).

Enquiries: Susan Folger
Company Secretary
Telephone: 020 7887 7073

END